

Mail Stop 3561

June 18, 2018

Via E-mail
Neil Reithinger
President and Chief Executive Officer
Sustinere Holdings, Inc.
14201 N. Hayden Road, Suite A-1
Scottsdale, AZ 85260

> **Re:** **Sustinere Holdings, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 5, 2018**
> **File No. 333-223376**

Dear Mr. Reithinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2018 letter.

Prospectus Cover Page

1.   We reissue prior comment 2. Please revise for clarity as to duration. Also, please provide your analysis showing how you concluded that Rule 415 does not apply to your offering which by its terms appears to be a continuous offering of at least 180 days.

Dilution, page 16

2.   Please update your dilution disclosures to March 31, 2018, the date of the latest interim financial statements included in the filing.

Plan of Distribution page 17

3.   We note you filed a Trust Agreement with FinTech Clearing, LLC. Please reconcile the terms of the agreement such as section 3(g) which provides the agreement will terminate in the event you fail to reach the minimum offering amount (1,500,000 shares) within 180 days, with the disclosure in your prospectus regarding extending the offering beyond 180 days and a minimum offering amount of 500,000. Please also file the executed trust agreement, rather than the form of the agreement.

4.   We note the disclosure added in response to prior comment 5 that the company relied upon Rule 504 of Regulation D. Please provide the basis for reliance upon this exemption given that Rule 504 is not available to blank check companies. See Rule 504(a)(3) of Regulation D.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Joshua Brinen, Esq.
       Brinen & Associates, LLC